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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Eve and Falko announce partnership to develop Global Operator Network with a potential order for 200 eVTOLs

Melbourne, Florida, January 11, 2022 – Eve UAM, LLC (“Eve”), an Embraer S.A. (“Embraer”) company, and Falko Regional Aircraft Limited (“Falko”), a global leader in commercial regional aircraft leasing, announced today a Letter of Intent which contemplates a potential order for 200 of Eve’s electric vertical take-off and landing aircraft (eVTOL) and a commercial partnership to develop a global network of eVTOL operators in support of Urban Air Mobility missions.

The partnership between Eve and Falko will begin by establishing a working group to collaborate with Falko’s existing operators to develop initial route networks where Eve’s aircraft can be deployed in early adopter markets. Additionally, Eve’s agnostic product portfolio of next-generation air traffic management software, service capabilities, and fleet operations services will also be introduced to create a safe, scalable network for each Falko lessee using Eve’s aircraft.

Falko has been closely cooperating with Embraer since 2014 and chose Eve as its Urban Air Mobility partner due to Embraer’s long record for certifying trusted aircraft for over 52 years.

“I am thrilled to announce this huge development in our long standing and successful relationship with Embraer. We are very excited by our strategic partnership with Eve which forms part of our drive to be at the forefront of the greening of the aviation sector. We firmly believe in the prospects of the eVTOL market and that Eve, with the support of Embraer’s experience in the manufacturing, certification and support of aircraft, will be a market leader,” states Jeremy Barnes, CEO of Falko.

“Our partnership with Falko, a trusted aircraft leasing leader, cements our position in the global Urban Air Mobility marketplace and not only widens our potential operator base through Falko’s global customer footprint but increases our ability to provide full stack solutions, through partnerships. We are proud to have Falko as a strategic partner in Eve as our two organizations collaborate to lead a new generation of sustainable innovation, in aviation,” said Andre Stein, co-CEO of Eve.

Follow Eve, Embraer and Falko on Twitter: @EveAirMobility, @Embraer and @Falko_RA

About Falko Regional Aircraft Limited

Falko is a specialist aircraft operating leasing, asset management and aircraft services company focused on the regional aircraft sector. It is currently one of the world’s largest lessors of regional aircraft by value and aircraft numbers. Falko has a clear growth strategy dedicated to expanding the business and growing its portfolio of aircraft and associated services within the regional aircraft market. With offices in the UK, Ireland and Singapore, Falko is well positioned to deliver a range of solutions across the globe.

For further information visit www.falko.com

About Eve UAM, LLC

Eve is a new, independent company dedicated to accelerating the global Urban Air Mobility (UAM) ecosystem. Benefitting from a startup mindset, backed by Embraer’s more than 50-year history of aerospace expertise, its singular focus takes a comprehensive approach to the UAM industry by providing a holistic ecosystem. Its advanced electric vertical aircraft (EVA) coupled with its comprehensive global services and support network, and a unique air traffic management solution make it a serious contender in this space. Eve is the first company to graduate from EmbraerX. For more information, visit www.eveairmobility.com.

About Embraer S.A.

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “intend”, “predict”, “should”, “would”, “predict”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Eve’s, Embraer’s and Falko’s expectations with respect to the proposed partnership, Eve’s ability to successfully develop, certify, manufacture and commercialize Eve’s UAM solutions and eVTOL on a global scale, and Falko’s potential purchase of Eve’s eVTOL, and the anticipated benefits of the collaboration between the Company and Eve. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of Eve’s, Embraer’s and Falko’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Eve, Embraer and Falko.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Eve, Embraer nor Falko presently know or that Eve, Embraer and Falko currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Eve’s, Embraer’s and Falko’s expectations, plans or forecasts of future events and views as of the date of this press release. Eve, Embraer and Falko anticipate that subsequent events and developments will cause Eve’s, Embraer’s and Falko’s assessments to change. However, while Eve, Embraer and Falko may elect to update these forward-looking statements at some point in the future, Eve, Embraer and Falko specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Eve’s, Embraer’s and Falko’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find it

In connection with the proposed business combination among Zanite Acquisition Corp. (“Zanite”), Embraer, Eve and Embraer Aircraft Holding, Inc. (“EAH”), Zanite has filed with the Securities and Exchange Commission (“SEC”) a preliminary proxy statement relating to the proposed business combination on https://www.sec.gov/Archives/edgar/data/0001823652/000119312521370679/d279516dprem14a.htm, the definitive version of which will besent or provided to Zanite stockholders. Zanite may also file other documents with the SEC regarding the proposed business combination. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Zanite’s stockholders and other interested persons are advised to read, the preliminary proxy statement and, when available, the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with Zanite’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed business combination and other matters, as these materials contain or will contain important information about Zanite, Eve and the proposed business combination. When available, the definitive proxy statement and other relevant materials for the proposed business combination will be mailed to stockholders of Zanite as of a record date to be established for voting on the proposed business combination. Stockholders of Zanite may obtain copies of the preliminary proxy statement, the definitive proxy statement (when available) and other documents that are filed or will be filed with the SEC or that are incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Zanite Acquisition Corp. at 25101 Chagrin Boulevard Suite 350, Cleveland, Ohio 44122, Attention: Steven H. Rosen, or by calling (216) 292-0200.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an applicable exemption from the registration requirements thereof.

Participants in the Solicitation

Zanite and its directors and executive officers may be deemed participants in the solicitation of proxies from Zanite’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Zanite is contained in Zanite’s Registration Statement on Form S-1/A and in Zanite’s Current Report on Form 8-K filed on September 15, 2021, each of which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Zanite Acquisition Corp. at 25101 Chagrin Boulevard Suite 350, Cleveland, Ohio 44122, Attention: Steven H. Rosen, or by calling (216) 292-0200.

Eve, Embraer, EAH and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Zanite in connection with the proposed business combination.

Additional information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Zanite’s stockholders in connection with the proposed business combination, including a description of their direct and indirect interests, by security holdings or otherwise, which may be different than those of Zanite stockholders generally, may be obtained by reading Zanite’s preliminary proxy statement for the proposed business combination and, when it is filed with the SEC, the definitive proxy statement and any other relevant documents that are filed or will be filed with the SEC relating to the proposed business combination. Stockholders, potential investors and other interested persons should read the preliminary proxy statement carefully and, when it becomes available, the definitive proxy statement and any other relevant documents that are filed or will be filed with the SEC relating to the proposed business combination before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations